Exhibit 5.1

DHT Holdings, Inc. - Withdrawal of offer for Saga Tankers ASA

Not for public distribution, directly or indirectly, in or into Canada, Australia, Japan or South Africa.

ST. HELIER, Channel Islands & OSLO, Norway, Aug 05, 2011 (BUSINESS WIRE) --

Reference is made to the offer document dated 5 July 2011 (the “Offer Document”) from DHT Holdings, Inc. (“DHT”) regarding the voluntary exchange offer (the “Offer”) for all of the issued and outstanding shares of Saga Tankers ASA (“Saga Tankers”). Reference is further made to the offer document supplement dated 14 July 2011 (the “Offer Document Supplement”) and previous announcements issued in connection with the Offer.

Following the expiry yesterday of the extended offer period DHT has per 5 August 2011 at 08:30 CET received acceptances for approximately 73 million shares, equaling approximately 84% of the total share capital in Saga Tankers, which is below the 95% acceptance level condition. DHT has consequently decided to withdraw the Offer.

This information is subject to the disclosure requirements according to section 5-12 of the Norwegian Securities Trading Act.

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and that the issuance of DHT shares in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof. The Offer and the distribution of this announcement and other information in connection with the Offer may be restricted by law in certain jurisdictions. DHT assumes no responsibility in the event there is a violation by any person of such restrictions. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

DHT Holdings, Inc.

Svein Moxnes Harfjeld, CEO, + 47 4140 4886
smh@dhtankers.com
or
Trygve P. Munthe, President, + 47 9135 0025
tpm@dhtankers.com
or
Eirik Ubøe, CFO, + 47 4129 2712
eu@dhtankers.com